Exhibit 99.1

Collective Mining Announces a 200 Metre Strike Extension at the Ramp Zone with Results Including 50.50 Metres at 5.66 g/t Gold and 13 g/t Silver

•	Two new holes have tested the high-grade Ramp Zone by intersecting wide and continuous intervals of reduced intrusion related gold mineralization. The Ramp Zone locates at the bottom of the Apollo system.
•	APC103-D6, which was the shallower and first of the two new holes to intercept the Ramp Zone, cut 50.50 metres at 5.66 g/t gold and 13 g/t silver and extended the system laterally by approximately 50 metres to the northeast.
•	APC106-D2, which is the deepest hole drilled to date into the Ramp Zone, cut 70 metres at 2.00 g/t gold and 5 g/t silver.
•	Hole APC106-D2 has extended the Ramp Zone deeper and along strike by approximately 200 metres to the east. The Ramp Zone has now been defined through localized drilling over an area measuring 275 metres of strike by 200 metres vertical and remains open in all directions. As a result, the total vertical dimension of the Apollo system has been traced from surface over 1,300 metres (800MASL) and remains open at depth for further growth.
•	Two new large capacity rigs are currently drilling the Ramp Zone with the first directional hole (APC-140D1) cutting potentially favorable Ramp Zone mineralization and the second rig about to begin its first directed hole towards the target. The intent of the current program is to extend the Ramp Zone at least another 200 metres vertically and laterally along strike.

TORONTO, Oct. 1, 2025 /CNW/ - Collective Mining Ltd. (NYSE: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce assay results for two diamond drill holes designed to continue expanding the high-grade Ramp Zone, which is located at the bottom of the Apollo system ("Apollo"). Apollo, which begins at surface, is strongly mineralized over 1,300 vertical metres and is open at depth. It is the most advanced discovery made to date within the Company's multi-target, Guayabales Project in Caldas, Colombia.

The Company, which remains well funded with approximately US$70.6 million in its treasury as of the end of Q2 2025, currently has ten drill rigs turning as part of its fully funded 70,000 metre drill program for 2025. Seven of the rigs are operating at the Guayabales Project and three rigs are drilling at the San Antonio Project. Drilling at the Guayabales Project is focused on multiple objectives relating to the Apollo system which includes expanding the high-grade Ramp Zone ("Ramp") (located at the bottom of Apollo) at depth and along strike as well as testing new targets across the project area.

Approximately 137,000 metres of diamond drilling has been completed to date at the Guayabales Project, including 97,000 metres at Apollo. There are currently sixteen drill holes in the lab with assay results for most of these holes expected in the near term.

Ari Sussman, Executive Chairman commented: "It's been a long wait for the arrival of the deeper capacity rigs but our expansion drilling of the Ramp Zone is now taking flight. We are highly encouraged by the results today and are optimistic that drilling will continue to validate our thesis that the Ramp Zone could have dimensions similar to Aris Mining's multi-million-ounce Marmato Deeps deposit, located only 1.75 kilometres to the southeast and currently being constructed with production scheduled for 2026. We are looking forward to an exciting finish to this year with expansion drilling underway at the Ramp Zone (Guayabales Project) and an aggressive drill program at our San Antonio Project."

To watch a video of David Reading, Special Advisor, explain today's results please click on the link here.

Details (see Table 1-2 and Figures 1-4)

Hole APC103-D6 was drilled as a wedge hole from mother hole APC-103D at Pad 16 in a southwest direction and intersected the Ramp Zone 50 metres to the east from previous drill holes APC103-D1 and APC105-D1 (see press release dated February 4, 2025 and March 12, 2025 respectively). The hole cut continuous high-grade gold mineralization (see Table 2) with assays results as follows:

•	50.50 metres @ 5.66 g/t gold, 13 g/t silver from 526.10 metres downhole including:
•	8.80 metres @ 10.56 g/t gold, 23 g/t silver from 528.20 metres downhole and
•	17.95 metres @ 9.48 g/t gold, 18 g/t silver from 545.05 metres downhole

APC106-D2 was extended to the southwest using the new higher capacity drill rig from a previously failed directional hole from Pad 19. The hole intersected the Ramp Zone approximately 200 metres to the east and 50 metres vertically beyond all prior drilling with assays results as follows:

•	70.00 metres @ 2.00 g/t gold, 5 g/t silver from 693.80 metres downhole including:
•	8.00 metres @ 3.52 g/t gold, 8 g/t silver from 711.00 metres downhole and
•	25.05 metres @ 3.44 g/t gold, 7 g/t silver from 738.75 metres downhole

APC106-D2 is the deepest intersection of mineralization at Apollo to date (The Ramp Zone is located at the bottom of Apollo) at approximately 1,300 metres below surface, where it remains open for further expansion. The aim of the current program at the Ramp Zone is to try and extend the system by an additional 200 metres or more both vertically and laterally.

The Ramp Zone, which begins at approximately 1,000 metres below surface and now extends to 1,300 metres below surface is a reduced intrusion related gold system and has many similarities to the Marmato Deeps deposit located a mere 1.75 kilometres to the southeast. The gold bearing, sulphide mineral assemblages are very similar to those seen in Aris Mining's Marmato Deeps deposit which starts, coincidentally, at the same elevation as the Ramp Zone. An underground mine designed to produce gold from the Marmato Deeps deposit is currently under construction. Aris Mining's Marmato Deeps deposit hosts an NI43-101 compliant resource estimate of 3.76 million ounces of gold in the measured plus indicated category at 2.54 g/t gold (hosted within 46 million tonnes) and 2.54 million ounces of inferred gold at 2.39 g/t gold (hosted within 33.1 million tonnes). The dimensions of the Marmato Deeps deposit measure up to 950 metres of strike x 300 metres width x 750 metres vertical and remains open. Similar to Marmato Deeps, gold and silver mineralization in the Ramp Zone is associated with sulphides containing minor amounts of bismuth, tellurium and in some places arsenopyrite in association with pyrite and pyrrhotite in veins, veinlets and vein stockwork. One key difference between early assay results for drill holes from the Ramp Zone compared to the Marmato Deeps deposit is that the gold grades from early drilling at the Ramp Zone thus far are significantly higher. The Company believes there are two primary reasons leading to the higher gold grades at the Ramp Zone which are as follows:

•	Mineralization is hosted within a breccia, which has more porosity for metal bearing fluids to be deposited than the pre-cursor porphyry host rock at Marmato Deeps;
•	The Ramp Zone mineralization continues to be overprinted in places by the same late-stage high-grade porphyry veins ("CBM veins") that overprint the balance of the Apollo system drilled to date from surface.

Table 1: Assays Results for Drill Holes APC103-D6 and APC106-D2 Targeting the Ramp Zone

Hole #	From (m)	To (m)	Length (m)	Au g/t	Ag g/t
APC103-D6	526.10	576.60	50.50	5.66	13
Incl.	528.20	537.00	8.80	10.56	23
& Incl.	545.05	563.00	17.95	9.48	18
APC106-D2	693.80	763.80	70.00	2.00	5
Incl.	711.00	719.00	8.00	3.52	8
& Incl.	738.75	763.80	25.05	3.44	7

True widths have been estimated to be between 60%-100% of the total length with no grade capping applied. Internal dilution of up to 15% below a cutoff grade of 0.30 g/t Au may be included within intervals with the dilution not exceeding 5% continuously within the total interval.

Table 2: Individual Assays Results from a section of hole APC103-D6 Highlighting Continued Excellent Continuity of Mineralization in the Ramp Zone

From (m)	To (m)	Length (m)	Au g/t	Ag g/t
545.05	546.10	1.05	4.46	8
546.10	547.10	1.00	15.65	20
547.10	548.00	0.90	0.04	1
548.00	549.05	1.05	31.80	41
549.05	550.05	1.00	1.41	3
550.05	551.00	0.95	37.40	61
551.00	552.00	1.00	15.65	26
552.00	553.00	1.00	0.05	1
553.00	554.00	1.00	9.92	12
554.00	555.10	1.10	0.17	1
555.10	556.20	1.10	8.73	22
556.20	557.20	1.00	0.34	2
557.20	558.10	0.90	0.03	-
558.10	559.00	0.90	1.32	6
559.00	560.00	1.00	1.40	9
560.00	560.90	0.90	3.23	19
560.90	561.90	1.00	29.60	67
561.90	563.00	1.10	7.77	27
Weighted Average		17.95	9.48	18

Figure 1: Plan View of the Apollo System Highlighting Drill Holes Announced in this Release (CNW Group/Collective Mining Ltd.)

Figure 2: Apollo System: High-Grade Over 1,300 Metres from Surface (CNW Group/Collective Mining Ltd.)

Figure 3: Side-by-Side Comparison of the Apollo System and the Neighboring Marmato Mine, Highlighting How The Ramp Zone and Marmato Deeps Systems Begin at the Same Elevation and the Potential for the Ramp Zone to Continue Expanding Along Strike and to Depth (CNW Group/Collective Mining Ltd.)

Figure 4: Plan View of the Guayabales Project Highlighting the Apollo System (CNW Group/Collective Mining Ltd.)

Surface and Mineral Rights Acquisition

The Company is pleased to announce that it has acquired key additional surface and mineral rights within and surrounding the Guayabales Project.

The surface rights acquired cover important areas for potential planned infrastructure and cover the entirety of the Apollo system. The terms for the surface rights acquired are as follows:

Q4 2025	2026	2027	2028	2029
US$4.75M	US$0.9375M	US$0.9375M	US$0.9375M	US$0.9375M

The mineral rights acquired are predominantly licensed mining titles (versus mining applications) and close gaps within and surrounding the Guayabales Project. The terms for the mineral rights acquired are as follows:

Q4 2025	2026	2027	2028	2029	2030
US$2.8M	US$1.48M	US$1.48M	US$1.48M	US$1.48M	US$1.48M

About Collective Mining Ltd.

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $2 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company has options to acquire 100% interest in two projects located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by the Apollo system, which hosts the large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten Apollo system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth and drill a series of greenfield generated targets on the property.

Additionally, the Company has launched its largest drilling campaign in history at the San Antonio Project as it hunts for new discoveries and looks to expand upon the newly discovered porphyry system at the Pound target. The San Antonio Project is located between two to five kilometers east-northeast of the Guayabales Project and could potentially share infrastructure given their close proximity to each other.

Management, insiders, a strategic investor and close family and friends own 44.5% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the NYSE American and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and approves of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2 metres intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole.

Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveMini1) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to: the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 24, 2025. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

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For further information: Investors and Media: Paul Begin, Chief Financial Officer, p.begin@collectivemining.com, +1 (416) 451-2727

CO: Collective Mining Ltd.

CNW 06:30e 01-OCT-25